AAON, Inc.	2425 South Yukon Ave. Tulsa, Oklahoma 74107-2728 PHONE: (918) 583-2266 • FAX: (918) 583-6094

August 8, 2012

Via EDGAR and Federal Express

Mr. Terrence O’Brien
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: AAON, Inc.
Form 10-K
Filed March 14, 2012
File No. 0-18953

Dear Mr. O’Brien:

This is AAON, Inc.’s response to your comment letter dated July 12, 2012 relating to AAON’s (the Company’s) Annual Report on Form 10-K for its fiscal year ended December 31, 2011.  For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 12

1. In future filings, please quantify the extent to which increases/decreases in volume, prices, the introduction of new products, and inflation impacts of raw materials contributed to the changes in net sales and gross profit margin. In addition, please quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

As of the date of this response, and for the reasons explained below, we are still exploring and evaluating our options and alternatives to provide information regarding volume, product mix,  product prices by categories and the costs of raw material by major components in order to help us quantify the extent to which increases/decreases of these factors contribute to the changes in net sales and gross profit margin as required by Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X.

Our products serve the commercial and industrial new construction and replacement markets. To strategically compete with our competitors we offer HVAC equipment units that are custom designed to match the unique needs of our customers.  We sell rooftop units, condensers, air-handling units, commercial self-contained units, chillers, and coils of different sizes and tonnage to commercial and industrial customers. Because of the level of customization of our products the exact impact of volume changes cannot be reliably measured. In addition, the different levels of customization and features sold within the same product group can and have a significant impact on our prices for the variable product mix.  Further, the multitudeness of cost increases/decreases, in addition to several price increases on various products, make it extremely difficult/impossible to trace the impact of each of these factors on product shipped during a given period.

AAON, Inc.	2425 South Yukon Ave. Tulsa, Oklahoma 74107-2728 PHONE: (918) 583-2266 • FAX: (918) 583-6094

2. In future filings, please provide an analysis of the material factors impacting your effective tax rate for each period presented. Please note that if multiple factors contributed to the fluctuation in your effective tax rate, quantification of each factor should be provided. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment, and, as applicable, in future filings we will provide an analysis of the factors that materially affect our effective tax rate.

15. Commitments and Contingencies, page 44

3. In future filings, please provide the disclosures required by ASC 450-20-50-1 – 50-2 for probable loss contingencies in which you have recognized an accrual. Please also provide the disclosures required by ASC 450-20-50-3 – 50-8 for reasonably possible losses in excess of accrual. Please ensure your disclosures describe the loss contingency using the terms referenced in ASC 450-20-25. Please note that disclosure of the accrual of probable losses and the disclosure of reasonably possible losses in excess of accruals may be provided on an aggregated basis. To the extent that you have determined that the reasonably possible loss in excess of accrual is immaterial, please disclose that fact. Please provide us with the disclosures you intend to include in future filings in response to this comment.

Response:

The Company accrues for contingencies as defined in ASC Topic 450-20-20 in accordance with the provisions of paragraph 20-25-2 (ASC 450) when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.  In addition, if a loss is both probable and estimable, the Company discloses the amount of any material accrual for litigation loss contingencies as required by this guidance. In this regard we confirm that for the years ended December 31, 2011, 2010 and 2009 the Company did not record a material accrual for loss contingencies.

In addition, when a loss is not both probable and estimable, the Company assesses whether disclosure of the loss contingency should be made (even where an appropriate accrual cannot be determined) based on whether there is at least a reasonable possibility that a loss or an additional loss may have been incurred.  In determining whether an estimate of a reasonably possible loss or range of loss can be made, the Company reviews all of the facts and circumstances relating thereto. Among other things, the Company assesses with respect to each loss contingency, the type of claim, the theories of asserted liability, the stage of the proceedings and discussions with claimants, the Company’s defenses and the Company’s and others’ past experiences with respect to similar claims. These matters are reviewed with our general counsel as well as with external legal resources, and senior management of the Company.  In this regard, we confirm that for the years ended December 31, 2011, 2010 and 2009 there was no indication pursuant to the provisions of paragraph 20-50-2 that it was at least reasonably possible that a change in the Company’s estimate of liability could occur in the near term.

AAON, Inc.	2425 South Yukon Ave. Tulsa, Oklahoma 74107-2728 PHONE: (918) 583-2266 • FAX: (918) 583-6094

In response to the Staff’s comment, we are proposing the following disclosures in future filings:

“The Company is subject to various claims and legal actions that arise in the ordinary course of business.  The Company reviews the status of each litigation or other relevant claim and records a provision for a liability when it is considered both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  These provisions, if any, are reviewed quarterly and adjusted as additional information becomes available.  If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred.  If there is a reasonable possibility that a loss may have been incurred, the Company discloses the estimate of the amount of loss or range of loss, discloses that the amount is immaterial, or discloses that an estimate of loss cannot be made, as applicable.  For the years ended December 31, 2011 and 2010 there was no indication of a reasonable possibility that a loss, or additional losses, may have been incurred.

We believe that adequate provision has been made in AAON’s financial statements for the potential impact of these contingencies, and that the outcomes will not significantly impact the results of operations, the financial position or the cash flows of the Company.”

17. Quarterly Results (Unaudited), page 45

4. In future filings, please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note that fourth quarter of fiscal year 2011 net sales were significantly less than the your second and third quarters and gross profit margin was also significantly below the margins recognized for the other three quarters. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

Response:

The Company acknowledges the Staff’s comment, and, as applicable, in future filings will provide disclosures for all material quarterly events and transactions either in the footnote disclosure or within MD&A as required by Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2.

Financial Statements

5. In future filings, please include the components of other comprehensive income and total comprehensive income as a single continuous financial statement or as two separate but consecutive statements in accordance with ASC 220-10-45-1 – 45-14.

AAON, Inc.	2425 South Yukon Ave. Tulsa, Oklahoma 74107-2728 PHONE: (918) 583-2266 • FAX: (918) 583-6094

Response:

The Company acknowledges the Staff’s comment, and, if we have any items comprising other comprehensive income, in future filings we will provide disclosures in accordance with ASC 220-10-45-1 –f 45-14.

Controls and Procedures, page 17

6. You disclose that the material weakness identified is “the result of certain key controls not operating effectively to prevent errors related to the valuation of inventory impacted by manual processes.” In detail, supplementally describe the nature of the key controls involved and explain how each was not operating effectively. Additionally, tell us: i) how you have determined, if true, that these ineffective controls were limited to the quarter ended March 31, 2012; ii) whether there were accounting errors or misapplication of GAAP; iii) the amount(s) involved; and iv) the reason(s) for the material weakness, accounting errors and/or misapplication of GAAP. We may have further comment.

Response:

The key controls involved in the material weakness during the first quarter of 2012 relate to the operating effectiveness of the review and approval of recurring manual journal entries for the capitalization of inventory variances, to include their computation, and the review of inventory variances recorded in the general ledger at the end of each quarter.  In this regard, these controls failed to operate as designed and did not detect that the raw material purchase price variance entry was not recorded.

i)
The ineffective journal entry review and ineffective review of inventory variances were specific to the first quarter of 2012.  These controls were tested by management and determined to be effective as of December 31, 2011 and as of June 30, 2012.

ii)
Management concluded that an accounting error existed as raw material inventory was not properly valued.  Since our controls did not operate as designed as of March 31, 2012,  we failed to detect that the raw material purchase price variance entry was not recorded as of March 31, 2012.

iii)	The impact of the error described in ii) was an overstatement of cost of sales and an understatement of raw material inventory of $727,521.

iv)	We evaluated the gross exposure associated with the control deficiency and concluded that a material weakness in internal control existed as of March 31, 2012.

AAON, Inc.	2425 South Yukon Ave. Tulsa, Oklahoma 74107-2728 PHONE: (918) 583-2266 • FAX: (918) 583-6094

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (918) 382-6204 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Kathy Sheffield